March 25, 2010

By EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-7010

Attention:  James Giugliano

Re:	Mines Management, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 16, 2009
Schedule 14A Filed April 30, 2009
Response Letter Dated January 21, 2010
File No. 001-32074

Dear Mr. Giugliano:

On behalf of Mines Management, Inc. (the “Company”), set forth below are the responses of the Company to the comments received from the Staff of the Securities and Exchange Commission contained in the letter dated March 11, 2010 regarding the above-referenced filing.  These responses reflect the Company’s response to a telephone conversation with the staff on March 22, 2010.

For the convenience of the Staff, the Staff’s comments being addressed are transcribed below in sequence and immediately precede the Company’s responses to each comment.  Responses are numbered to reference the appropriate comment number.

Form 10-K for the Fiscal Year Ended December 31, 2008

Financial Statements and Supplementary Data, page 30

Notes to Consolidated Financial Statements

Note 3 - Property, Plant and Equipment, page 42

1.             We have considered your responses to prior comments number three and four from our letter dated December 30, 2009 and are not in a position to agree with your accounting for certain costs incurred with your Montonare project.  In this regard, we note that the project is in the exploration stage, as defined in Industry Guide 7, and your activities currently and planned for the near future are limited to the exploration and evaluation of the Montanore mineral resources.  Costs of facilities and other considerations incurred in connection with the rehabilitation and maintenance of the adit during the exploration stage represent exploration costs and should be expensed as incurred.  Specifically, costs recorded for the water treatment plant and construction in progress, including the asset retirement costs, represent the costs to acquire and install equipment which, as installed, do not have an alternative future use.

Response 1:  Following our discussions with the SEC Staff on March 22, 2010, the Company conducted further research and engaged in discussions with senior management.  As a result, we have concluded that all amounts included in property, plant, and equipment for the water treatment plant and the amounts included in the construction in progress account will be expensed as exploration costs.  Our accounting for expenses in future periods, for so long as we are in the exploration stage, will be consistent with this accounting treatment.

In connection with our 2009 Form 10-K, we will restate 2008 financial statements to reflect this accounting treatment and provide a footnote explaining the restatement and its effect on the beginning deficit accumulated during the exploration stage and the 2008 financial statements.  Additionally, based on the request of the SEC Staff, we will provide quarterly data for 2008 and 2009 that reflect the “As Reported” amounts and “As Restated” amounts.

We have also considered our obligation under Form 8-K and within four days of the date of this letter, we will file a Form 8-K under Item 4.02(a), “Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review,” providing information responsive to that Item.

Note 11 — Stock Option, page 45

2.             We note from your response to our prior comment number five that the exercise price of certain options was lowered in accordance with the terms of the 2007 Stock Option Plan.  Your current disclosure appears to imply that the options were cancelled and reissued.  Please modify your financial statement footnote disclosure to clarify that the exercise price of your stock options was lowered throughout the course of the year (including some options whose exercise prices were lowered more than once) pursuant to the terms of the plan.  Please ensure your modified disclosure clearly distinguishes between this activity and your option grant/exercise/cancelation activity.

Response 2:  In future filings the Company will modify its financial statement footnote disclosure to clarify that the exercise price of stock options was lowered throughout the course of the year and to clearly distinguish between repricing activities and our option grant/exercise/cancelation activity.

3.             We note in your response to our prior comment number five you state the company’s policy, as part of the 2007 Stock Option Plan, is to re-price stock options when the market price of the stock is $1.00 below the exercise price of the outstanding option.  Given this policy, please tell us your basis for using the Black-Scholes option pricing model to determine grant date fair values.  As part of your response, explain how you considered alternative valuation techniques such as a lattice model or Monte Carlo simulation.  Refer to FASB ASC paragraphs 718-10-55-13 through 20.  From your financial statement disclosure it appears that you recognized the additional compensation expense as the exercise prices were lowered instead as part of the initial grant date fair value.  Tell us your accounting basis for this approach.

Response 3:  When the stock options were initially granted, the Company assessed the different stock option models commonly used in practice, inquired of other companies within the Company’s industry, inquired of consultants in the valuation business, and determined that the Black-Scholes model accurately reflected the estimated fair value of the stock options.  The Company considered other lattice models but believed that the difference in the calculated fair values would not be materially different between the Black-Scholes and lattice models.  The Company relied on ASC 780-20-35-3 as the accounting basis for recognizing additional compensation expense based on the modified stock options.

Based on your comment, we recognize that another model may have more accurately reflected the fair value of the stock options granted.  We have made inquiries with several valuation entities regarding stock option pricing models that factor in a repricing mechanism and none of the entities have a model that factors in repricing.  Certain individuals have expressed that they would be able to build a model that factors in the repricing mechanism but the cost would most likely exceed $10,000.

We note that no stock options were repriced in 2009.  Beginning January 1, 2010, the Company will no longer engage in its prior practice of repricing stock options when the exercise price of such options falls $1.00 or more below the prevailing market price for the Company’s common stock.  This policy will apply to both newly issued and outstanding stock options.  Instead, the Company will consider repricing stock options only in the event of significant and sustained adverse market conditions or other extraordinary events.  We have confirmed that the repricing policy represents a board practice applied from time to time in the past, but does not represent a contractual obligation to any optionholder.  As a result, the board is free to change its repricing policy without obtaining the consent of any optionholder.  We do undertake, however, to notify all employees holding options of the change in Company practice.

In light of the cost and difficulty in obtaining a valuation that factors in the repricing mechanism, the absence of 2009 repricing, the change in repricing policy for 2010 and future periods, the timing requirement of our 2009 Form 10-K, our belief that the differences in valuation models would most likely not be material, and our belief that stock compensation expense for 2008 is not a critical factor that will influence the decisions of current and potential investors, we propose that it is the best interest of the Company and its shareholders to leave the valuations as previously calculated.

Schedule 14A Filed April 30, 2009

Executive Compensation. page 13

Compensation Discussion and Analysis, page 13

Compensation Components, page 13

4.             In response to prior comment 7, you disclose that base salaries increased 11% not based on “individual performance, the [c]ompany’s performance, and to bring in line with [y]our identified peer companies,” but rather, that the increase was based on salary levels agreed upon in August 2007 employment contracts with each named executive officer.  In future filings, please revise your disclosure to describe clearly the actual means by which compensation levels were determined.

Response 4:  In future filings, the Company will revise disclosures to describe more clearly the means by which compensation levels were determined.

5.             With regard to your cash bonus awards, in future filings please disclose the specific factors considered by the board in its decision to fund the bonus pool, as you explained in response to prior comment 7.  From your response, it appears that while these factors were considered by the board in its decision to fund the bonus pool, the particular awards to each named executive officer were within the discretion of the board and not based on the achievement of any particular goal(s).  If that is correct, please provide clear disclosure to that effect in future filings.

Response 5:  In future filings, the Company will provide greater disclosure regarding the factors considered by its board in its decision to fund the bonus pool, as well as the factors considered by the board in its awards to particular executives.

*              *              *

Because of the imminence of the due date for the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “2009 10-K”), it is critical that all issues be resolved as quickly as possible.  We appreciate the Staff’s cooperation in resolving these issues in a timely manner and we look forward to your confirmation that the 2010 10-K may be filed in accordance with the undertakings in this letter, without requiring reference to any Unresolved Staff Comments.

The Company acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (303) 892-7477, Mark Erickson, the partner in charge of the Company’s audit, at (801) 532-7444, or James H. Moore, the Company’s Chief Financial Officer, at (509) 838-6050, to discuss these matters as soon as you have had an opportunity to review these responses.

Very truly yours,

/s/ Patricia Peterson
Patricia Peterson
for
Davis Graham & Stubbs LLP

cc:	W. Bradshaw Skinner
James H. Moore
Mark Erickson
Kevin Dougherty